Exhibit 99.8

NICE Enhances Its Cognitive Robotic Automation with Advanced OCR Capabilities

NICE’s integration with ABBYY’s advanced text and image extraction technology is set to augment
NICE’s AI proficiency by providing access to capabilities that extend beyond traditional RPA solutions

Hoboken, N.J., November 21, 2017 – NICE (Nasdaq:NICE) today announced a new enhancement in its Robotic Process Automation (RPA) platform with the incorporation of the most advanced Optical Character Recognition (OCR) solution on the market. In an agreement with software vendor ABBYY, NICE has extended the cognitive automation capabilities of its Robotic Automation offering to include enhanced data extraction from scanned documents and images.

The OCR solution is sophisticated, automated, and fully integrated into the workflow of complex business process automations, uniquely supported by NICE, that seamlessly transition between fully robotic and human-supported input as needed. The result is more accurate, faster and higher quality textual output, enabling NICE robots to automate more tasks, while reducing operating and training costs.

One of the most challenging and expensive operational scenarios  for many businesses is the manual processing of scanned documents, which, according to the Institute of Finance and Management’s (IOFM) Accounts Payable Benchmark and Analysis Study, still accounts for the majority of invoices received by more than 50 percent of companies today. ABBYY’s advanced OCR engine, fully embedded into NICE’s RPA platform, replaces the very time and labor-intensive manual processing of these invoices with an automated and rapid extraction, organization and formatting of text, including data from within tables.

For maximum accuracy, NICE Robotic Automation displays a call-out for human input to verify the OCR reading of any unclear elements of a scanned document which may contain hand written or overlapping text. Once confirmed or corrected, the fully automated processing continues. At the same time, the NICE platform’s artificial intelligence capabilities continually enable the robots to learn from the human intervention and evolve a growing intelligence and proficiency to manage OCR exceptions.

As part of NICE’s enterprise-grade robotic process automation platform, the advanced OCR engine is fully scalable and recognizes over 200 different languages. With the capability to process screen imagery from 3rd party applications running on remote machines, the solution enables higher quality and more robust surface automation.

Miki Migdal, president of the NICE Enterprise Product Group:
“We are delighted to bring the most advanced and comprehensive OCR engine to our customers as part of our ongoing commitment to innovation on a global scale. Our partnerships with leading industry players such as ABBYY are key to our success in delivering the market’s foremost Robotic Automation solutions. As business processes are becoming progressively more complex, NICE customers are staying ahead of the curve with advanced RPA, integrating the latest cognitive technologies for a more intelligent robotic workforce.”

Dean Tang, CEO for ABBYY USA:
"Enterprises across numerous industries are realizing that ABBYY solutions can immediately and tangibly impact their bottom line, allowing them to focus their human resources on other aspects of the business and compete more effectively. NICE is an experienced and innovative enterprise player in the global market and we are pleased to be contributing towards a smarter RPA platform.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972 9 775 3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.